UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Trevi Therapeutics, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89532M101

(CUSIP Number)

Anne-Mari Paster

888 Boylston St., Suite 1111, Boston, MA 02199

(617) 502-6538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532M101	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Omega Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,263,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,263,230
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. An employee of Omega Fund Management, LLC, Anna Mitsak (“Mitsak”), is a member of the board of directors of the Issuer but has no voting or investment control over any of the shares held by Omega Fund and is therefore not a Reporting Person for purposes of this report. Each of Lim, Mitsak, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage is based on 17,827,728 Common Shares outstanding as of May 17, 2019.

CUSIP No. 89532M101	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Omega Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,263,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,263,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. An employee of Omega Fund Management, LLC, Anna Mitsak (“Mitsak”), is a member of the board of directors of the Issuer but has no voting or investment control over any of the shares held by Omega Fund and is therefore not a Reporting Person for purposes of this report. Each of Lim, Mitsak, Nessi, Paster and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage is based on 17,827,728 Common Shares outstanding as of May 17, 2019.

CUSIP No. 89532M101	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Omega Fund V GP Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,263,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,263,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. An employee of Omega Fund Management, LLC, Anna Mitsak (“Mitsak”), is a member of the board of directors of the Issuer but has no voting or investment control over any of the shares held by Omega Fund and is therefore not a Reporting Person for purposes of this report. Each of Lim, Mitsak, Nessi, Paster and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage is based on 17,827,728 Common Shares outstanding as of May 17, 2019.

CUSIP No. 89532M101	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Richard J. Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,263,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,263,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. An employee of Omega Fund Management, LLC, Anna Mitsak (“Mitsak”), is a member of the board of directors of the Issuer but has no voting or investment control over any of the shares held by Omega Fund and is therefore not a Reporting Person for purposes of this report. Each of Lim, Mitsak, Nessi, Paster and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage is based on 17,827,728 Common Shares outstanding as of May 17, 2019.

CUSIP No. 89532M101	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Claudio Nessi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,263,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,263,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. An employee of Omega Fund Management, LLC, Anna Mitsak (“Mitsak”), is a member of the board of directors of the Issuer but has no voting or investment control over any of the shares held by Omega Fund and is therefore not a Reporting Person for purposes of this report. Each of Lim, Mitsak, Nessi, Paster and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage is based on 17,827,728 Common Shares outstanding as of May 17, 2019.

CUSIP No. 89532M101	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Anne-Mari Paster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,263,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,263,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. An employee of Omega Fund Management, LLC, Anna Mitsak (“Mitsak”), is a member of the board of directors of the Issuer but has no voting or investment control over any of the shares held by Omega Fund and is therefore not a Reporting Person for purposes of this report. Each of Lim, Mitsak, Nessi, Paster and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage is based on 17,827,728 Common Shares outstanding as of May 17, 2019.

CUSIP No. 89532M101	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,263,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,263,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. An employee of Omega Fund Management, LLC, Anna Mitsak (“Mitsak”), is a member of the board of directors of the Issuer but has no voting or investment control over any of the shares held by Omega Fund and is therefore not a Reporting Person for purposes of this report. Each of Lim, Mitsak, Nessi, Paster and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage is based on 17,827,728 Common Shares outstanding as of May 17, 2019.

CUSIP No. 89532M101	13D	Page 9 of 14 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, par value $0.001 per share (the “Common Shares”), of Trevi Therpeutics, Inc. (the “Issuer”) having its principal executive office at 195 Church Street, 14th Floor, New Haven, Connecticut 06510.

Item 2.	Identity and Background.

(a) - (c), (f)             This Statement is being filed by:

Omega Fund V, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega Fund”), Omega Fund V GP, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (“Omega GP”), Omega Fund V GP Manager, Ltd., an exempted limited company organized under the laws of the Cayman Islands, (“Omega Ltd”), Richard J. Lim, a United States citizen (“Lim”), Claudio Nessi, a citizen of Switzerland (“Nessi”), Anne-Mari Paster, a United States citizen (“Paster”), and Otello Stampacchia, an Italian citizen (“Stampacchia”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The reported securities are owned directly by Omega Fund.

The address of the principal business and principal office of Omega Fund, Omega GP, Omega Ltd, Lim, Nessi, Paster, and Stampacchia is: 888 Boylston St., Suite 1111, Boston, MA 02199. Set forth on Schedule I hereto is the name, position and business address of each Reporting Person’s controlling persons, if any.

The principal business of Omega Fund is to invest in growth-oriented businesses active in the life sciences field generally. The principal business of Omega GP is to act as the sole general partner of Omega Fund. The principal business of Omega Ltd is to act as the sole general partner of Omega GP. The principal business of Lim, Nessi, Paster, and Stampacchia is to act as managers, shareholders and directors of various Omega entities, including as directors of Omega Ltd.

Anna Mitsak (“Mitsak”), an employee of Omega Fund Management, LLC, an affiliate of Omega GP and Omega Ltd, is a member of the board of directors of the Issuer. Mitsak has no voting or investment control over any of the shares held by Omega Fund and therefore is not a Reporting Person for purposes of this report.

Pursuant to Rule 13d-4 of the Act, each of Lim, Mitsak, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(d) and (e)	During the last five years, none of the Reporting Persons, nor any individual identified in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 13, 2017, August 30, 2018 and January 18, 2019, Omega Fund acquired from the Issuer 3,051,191 units, 1,069,737 units, and 1,016,058 units, respectively, consisting of Series C preferred shares of the Issuer, which were convertible, including the dividends accrued thereon, on a 9.5-for-one basis into Common Shares without payment of further consideration automatically upon the closing of the Issuer’s initial public offering (collectively, the “Series C Preferred Shares”) for an aggregate price of $1.46 per unit.

Accordingly, upon the closing of the initial public offering of the Issuer, Omega Fund’s Series C Preferred Shares, including the dividends accrued thereon, were automatically converted on a 9.5-for-one basis into Common Shares of the Issuer on May 7, 2019 without payment of further consideration (the “Converted Common Shares”).

CUSIP No. 89532M101	13D	Page 10 of 14 Pages

Also on May 7, 2019, Omega Fund purchased (i) an additional 481,000 units of Common Shares of the Issuer in the initial public offering of the Issuer (the “Additional Common Shares”) and (ii) a right to purchase 200,000 units of Common Shares of the Issuer, exercisable beginning upon the closing of the Issuer’s initial public offering at a price of $0.001 per share (the “Option” and, together with the Converted Common Shares and the Additional Common Shares, the “Omega Shares”).

The working capital of Omega Fund was the source of the funds for the purchase of the Series C Preferred Shares, the Additional Common Shares and the Option. No part of the purchase price of the Series C Preferred Shares, the Additional Common Shares or the Option was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series C Preferred Shares, the Additional Common Shares or the Option.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

Mitsak, an employee of Omega Fund Management, was appointed to the board of directors of the Issuer on August 9, 2018. Mitsak continues to serve on the board of directors of the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Omega Fund acquired the Omega Shares for investment purposes. Omega Fund expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Shares, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as Omega Fund may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Also, consistent with its investment intent, Omega Fund may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer.

(a), (b)         The aggregate number and percentage of Common Shares of the Issuer owned by each Reporting Person are based upon 17,636,824 Common Shares outstanding as of May 17, 2019.

The Reporting Persons may be deemed to beneficially own an aggregate of 1,263,230 Common Shares. This aggregate number represents approximately 7.1% of the total Common Shares currently outstanding.

Each Reporting Person may be deemed to beneficially own the shares set forth below:

Omega Fund	—	1,263,230
Omega GP	—	1,263,230
Omega Ltd	—	1,263,230
Lim	—	1,263,230
Nessi	—	1,263,230
Paster	—	1,263,230
Stampacchia	—	1,263,230

The Omega Fund has the sole power to vote and dispose of 1,263,230 Common Shares as a result of its direct beneficial ownership of 1,263,230 Common Shares. Omega GP, Omega Ltd, Lim, Nessi, Paster, and Stampacchia may be deemed, on an aggregate basis, to have shared power to vote and dispose of 1,263,230 Common Shares as a result of their deemed beneficial ownership of 1,263,230 Common Shares.

CUSIP No. 89532M101	13D	Page 11 of 14 Pages

Pursuant to Rule 13d-4 of the Act, each of Lim, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(c)               Upon the closing of the initial public offering of the Issuer on May 7, 2019, Omega Fund’s Series C Preferred Shares, including dividends accrued thereon, were automatically converted on a 9.5-for-one basis into Common Shares of the Issuer without payment of further consideration.

Also on May 7, 2019, Omega Fund purchased the Additional Common Shares and the Option. The Omega Shares are owned directly by Omega Fund. Pursuant to Rule 13d-4 of the Act, each of Lim, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(d)               No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Shares of the Issuer beneficially owned by any of the Reporting Persons.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D and the following, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement.

CUSIP No. 89532M101	13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2019

Omega Fund V, L.P.
By:	Omega Fund V GP, L.P.
its General Partner
By:	Omega Fund V GP Manager, Ltd.
its General Partner

By:	/s/ Anne-Mari Paster
Name:	Anne-Mari Paster
Title:	Director

Omega Fund V GP, L.P.
By:	Omega Fund V GP Manager, Ltd.
its General Partner

By:	/s/ Anne-Mari Paster
Name:	Anne-Mari Paster
Title:	Director

Omega Fund V GP Manager, Ltd.

By:	/s/ Anne-Mari Paster
Name:	Anne-Mari Paster
Title:	Director

Richard J. Lim

/s/ Anne-Mari Paster, Attorney in Fact
Name:	Richard J. Lim
By: Anne-Mari Paster as Attorney-in-Fact, pursuant to that Power of Attorney filed with the Securities and Exchange Commission on July 19, 2018 in connection with a Form 3 filing for Replimune Group, Inc., which power of attorney is incorporated herein by reference.

CUSIP No. 89532M101	13D	Page 13 of 14 Pages

Claudio Nessi

/s/ Anne-Mari Paster, Attorney in Fact
Name:	Claudio Nessi
By: Anne-Mari Paster as Attorney-in-Fact, pursuant to that Power of Attorney filed with the Securities and Exchange Commission on July 19, 2018 in connection with a Form 3 filing for Replimune Group, Inc., which power of attorney is incorporated herein by reference.

Anne-Mari Paster

/s/ Anne-Mari Paster
Name:	Anne-Mari Paster

Otello Stampacchia

/s/ Anne-Mari Paster, Attorney in Fact
Name:	Otello Stampacchia
By: Anne-Mari Paster as Attorney-in-Fact, pursuant to that Power of Attorney filed with the Securities and Exchange Commission on July 19, 2018 in connection with a Form 3 filing for Replimune Group, Inc., which power of attorney is incorporated herein by reference.

CUSIP No. 89532M101	13D	Page 14 of 14 Pages

SCHEDULE I

CONTROLLING PERSONS OF THE REPORTING PERSONS

Name	Position	Business Address
Otello Stampacchia	Director, Omega Ltd	888 Boylston St., Suite 1111 Boston, MA 02199

Richard J. Lim	Director, Omega Ltd	888 Boylston St., Suite 1111 Boston, MA 02199

Anne-Mari Paster	Director, Omega Ltd	888 Boylston St., Suite 1111 Boston, MA 02199

Claudio Nessi	Director, Omega Ltd	888 Boylston St., Suite 1111 Boston, MA 02199